Exhibit 99.1

Mine Safety Disclosure

In July 2010, the U.S. Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act, which requires certain disclosures by companies that are required to file periodic reports under the Securities Exchange Act of 1934, as amended, that operate mines regulated under the Federal Mine Safety and Health Act of 1977 (“FMSHA”). The following mine safety information is provided pursuant to this legislation.

Two of the Company’s mines, the Kensington mine and the Rochester mine, are subject to FMSHA. The FMSHA is administered by the Mine Safety and Health Administration (“MSHA”).

For the three months ended September 30, 2011, the MSHA issued two citations pursuant to Section 104 of FMSHA for violations of mandatory health or safety standards that could significantly and substantially contribute to a mine safety or health hazard at the Kensington mine. There were no citations pursuant to Section 104 of FMSHA for violations at the Rochester mine. The total dollar value of proposed assessments from MSHA for the three months ended September 30, 2011 under FMSHA is $745.00.

On September 7, 2011, a miner was fatally injured at the Kensington mine when material that travelled through a borehole struck him after a blast was initiated. The Rochester mine did not experience mining-related fatalities during the third quarter of 2011. Neither the Kensington mine nor the Rochester mine received written notice from MSHA pursuant to Section 104(e) of FMSHA of a pattern of violations of mandatory health or safety standards or the potential for such a pattern. No orders were issued to either mine pursuant to Section 104(b) of FMSHA. MSHA did not issue any citations or orders for unwarrantable failure of the mine operator to comply with mandatory health or safety standards under Section 104(d) of FMSHA. MSHA did not deem any violations as flagrant pursuant to Section 110(b)(2) of MSHA and issued no imminent danger orders under Section 107(a) of FMSHA at either mine.

The Company has four legal actions pending as of September 30, 2011 before the Federal Mine Health Safety Review Commission, each involving the Kensington mine located 45 miles northwest of Juneau, Alaska. On October 26, 2010 the Company contested a citation issued by MSHA alleging the Company failed to report an inundation of gases in the mine in a timely manner following a blast. On July 1, 2011 the Company contested a citation issued by MSHA alleging the Company failed to hold an underground evacuation drill for all its employees. On July 1, 2011 the Company contested a citation issued by MSHA alleging the Company failed to correct a dangerous condition. On July 20, 2011 the Company contested a citation issued by MSHA alleging the Company failed to have a proper secondary escape way.